Baird, Kurtz & Dobson
                            City Center Square
                       1100 Main Street, Suite 2700
                        Kansas City, MO 64105-2112
                      816-221-6300   Fax 816-221-6380
                                www.bkd.com



Independent Accountants' Report


To the Board of Directors of
UMB Scout Money Market Fund, Inc. - Federal Portfolio and the Securities and Exchange Commission:

RE:	UMB Scout Money Market Fund, Inc. - Federal Portfolio
Form N-17f-2
File Number 811-3528


We have examined management's assertion about UMB SCOUT MONEY
MARKET FUND, INC. - FEDERAL PORTFOLIO's (the "Company's") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of January 31, 2000, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of January 31, 2000, with respect to securities of UMB SCOUT MONEY MARKET FUND, INC. - FEDERAL PORTFOLIO, without prior notice to management:

- Confirmation of all securities held by the Federal Reserve Bank of Kansas City, The Depository Trust Company, Participants
Trust Company, Brown Brothers Harriman & Co. and Euroclear in book entry form;

- Reconciliation of all such securities to the books and records of the Company and the Custodian;

- Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with custodian records.




We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that UMB SCOUT MONEY MARKET FUND, INC. - FEDERAL PORTFOLIO was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of January 31, 2000 with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management of UMB SCOUT MONEY MARKET FUND, INC. - FEDERAL PORTFOLIO and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


BARID, KURTZ & DOBSON

Kansas City, Missouri
April 10, 2000


Members of
Moores
Rowland
International

	Washington, D.C. 20549

	FORM N-17f-2

	Certificate of Accounting of Securities and Similar Investments
in the Custody 	of Management Investment Companies

	Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:	Date examination completed:

811-3528		January 31, 2000






2. State Identification Number:






AL	*

AK	00
02061

AZ	S-0033494-
QUAL

AR	85-
M1012-02

CA 	504-
5889

CO 	IC-91-
02-935

CT	SI45578

DE	5513

DC	*

FL	*

GA	56-
002877

HI	*

ID	48842

IL	9944103

IN	85-0335IC

IA	I-26312

KS
	83S0000
723

KY 	M34790

LA	66063

ME	0-6828

MD	SM980023

MA	989279

MI	227116

MN 	R-
28088.
1

MS	MF-98-
01-003

MO 	Q-MT-
1282

MT 	9203

NE	30366

NV	*

NH	*

NJ 	*

NM	695882

NY	S275320

NC	*

ND	U558

OH 	20138

OK 	SE-
320997

OR	98-0080

PA 	87-08-
113MF

RI	*

SC	MF11226

SD 	10198

TN 	RM98-
3643

TX	C 39436

UT	006-6364-
13

VT	1/16/98-
19

VA	2609

WA	C-
57912-e

WV	MF-
24126

WI	341389-
03

WY	20516

PUERTO
RICO





Other (specify):
   *Indicates Fund is registered in state but state does not issue identification numbers
	Securities in the UMB Scout Funds Combined Prospectus included on one Notice Filing (Balanced Fund, Bond Fund, Capital Preservation
Fund, Kansas Tax-Exempt Bond Fund, Money Market Fund, Regional
Fund, Stock Fund, Stock Select Fund, Tax-Free Money Market Fund,
Worldwide Fund, Worldwide Select Fund)






3. Exact name of investment company as specified in registration statement:
UMB Scout Money Market Fund, Inc. - Federal Portfolio






4. Address of principal executive office: (number, street, city, state, zip code)
700 Karnes Blvd, BMA Tower, Kansas City, Missouri  64108






INSTRUCTIONS
This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company
1.	All items must be completed by the investment company.
2.	Give this Form to the independent public accountant who, in compliance with
Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.
Accountant
3.	Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law.  File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

	THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Note: The estimated average burden hours are made solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208 New Executive Office Building, Washington, D.C. 20503.

         Management Statement Regarding Compliance with
    Certain Provisions of the Investment Company Act of 1940





   We, as members of management of UMB Scout Money Market Fund, Inc. - Federal Portfolio (the "Company"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17F-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of January 31, 2000 and from June 30, 1999 through January 31, 2000.

    Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of January 31, 2000 and from June 30, 1999 through January 31, 2000, with respect to securities reflected in the investment account of the Company.


UMB SCOUT MONEY MARKET FUND, INC. - FEDERAL PORTFOLIO

By /s/Ralph R. Santoro
   Ralph R. Santoro, Senior Vice President

                           Baird, Kurtz & Dobson
                            City Center Square
                       1100 Main Street, Suite 2700
                        Kansas City, MO 64105-2112
                      816-221-6300   Fax 816-221-6380
                                www.bkd.com



Independent Accountants' Report


To the Board of Directors of
UMB Scout Money Market Fund, Inc. - Prime Portfolio and the Securities and Exchange Commission:

RE:	UMB Scout Money Market Fund, Inc. - Prime Portfolio
Form N-17f-2
File Number 811-3528


We have examined management's assertion about UMB SCOUT MONEY
MARKET FUND, INC. - PRIME PORTFOLIO's (the "Company's") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of January 31, 2000, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of January 31, 2000, with respect to securities of UMB SCOUT MONEY MARKET FUND, INC. - PRIME PORTFOLIO, without prior notice to management:

- Confirmation of all securities held by the Federal Reserve Bank of Kansas City, The Depository Trust Company, Participants
Trust Company, Brown Brothers Harriman & Co. and Euroclear in book entry form;

- Reconciliation of all such securities to the books and records of the Company and the Custodian;

- Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with custodian records.




We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that UMB SCOUT MONEY MARKET FUND, INC. - PRIME PORTFOLIO was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of January 31, 2000 with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management of UMB SCOUT MONEY MARKET FUND, INC. - PRIME PORTFOLIO and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


BAIRD, KURTZ & DOBSON

Kansas City, Missouri
April 10, 2000


Members of
Moores
Rowland
International

	Washington, D.C. 20549

	FORM N-17f-2

	Certificate of Accounting of Securities and Similar Investments in the Custody of Management Investment Companies

	Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:	Date examination completed:

811-3528		January 31, 2000






2. State Identification Number:






AL	*

AK	00 02062

AZ	S-0033495-
QUAL

AR 		85-M1012-01

CA	504-
5889

CO	IC-91-
02-935

CT	SI45569

DE	5514

DC	*

FL 		*

GA	56-
002877

HI	*

ID	48843

IL	9944103

IN	85-0335IC

IA 		I-26311

KS
	98S000
1427

KY	M34790

LA	66063

ME	0-6829

MD	SM980022

MA 	989280

MI	227110

MN	R-
28088.1

MS	MF-98-
01-008

MO	Q-MT-
1282

MT	33721

NE   	29884

NV	*

NH	*

NJ	*

NM	695883

NY	S275320

NC	*

ND	U559

OH
	20138

OK	SE-
320997

OR	98-0080

PA	87-08-
113MF

RI	*

SC
	MF1122
7

SD	10199

TN	RM98-
3643

TX	C 39437

UT	006-6364-
13

VT
	1/16/98-
18

VA	2609

WA	C-
57913-e

WV	MF-24127

WI	341388-
03

WY	20516

PUERTO RICO





Other (specify):
   *Indicates Fund is registered in state but state does not issue identification numbers
	Securities in the UMB Scout Funds Combined Prospectus included on one Notice Filing (Balanced Fund, Bond Fund, Capital Preservation
Fund, Kansas Tax-Exempt Bond Fund, Money Market Fund, Regional
Fund, Stock Fund, Stock Select Fund, Tax-Free Money Market Fund,
Worldwide Fund, Worldwide Select Fund)





3. Exact name of investment company as specified in registration statement:
UMB Scout Money Market Fund, Inc. - Prime Portfolio





4. Address of principal executive office: (number, street, city, state, zip code)
700 Karnes Boulevard, BMA Tower, Kansas City, Missouri  64108






INSTRUCTIONS
This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company
1.	All items must be completed by the investment company.
2.	Give this Form to the independent public accountant who, in compliance with
Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.
Accountant
3.	Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law.  File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

	THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Note: The estimated average burden hours are made solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208 New Executive Office Building, Washington, D.C. 20503.

         Management Statement Regarding Compliance with
    Certain Provisions of the Investment Company Act of 1940





   We, as members of management of UMB Scout Money Market Fund, Inc. - Prime Portfolio (the "Company"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17F-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of January 31, 2000 and from June 30, 1999 through January 31, 2000.

    Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of January 31, 2000 and from June 30, 1999 through January 31, 2000, with respect to securities reflected in the investment account of the Company.


UMB SCOUT MONEY MARKET FUND, INC. - PRIME PORTFOLIO

By /s/Ralph R. Santoro
   Ralph R. Santoro, Senior Vice President